

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

August 12, 2025

Jurgi Camblong
Chief Executive Officer
Sophia Genetics SA
La Pièce 12
CH-1180 Rolle
Switzerland

> **Re: Sophia Genetics SA**
> **Registration Statement on Form F-3**
> **Filed August 5, 2025**
> **File No. 333-289270**

Dear Jurgi Camblong:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Alexandra Barone at 202-551-8816 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: David Li, Esq.